[RYAN BECK LETTERHEAD]




February 9, 2005

VIA FACSIMILE AND EDGAR
=======================
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: First Federal of Northern Michigan Bancorp, Inc. (Registration Number 333-121178)
                  Request for Acceleration of Effectiveness
                  =========================================

Ladies and Gentlemen:

    On behalf of Ryan Beck & Co., Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join First Federal of Northern Michigan Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on February 11, 2005, or as soon thereafter as may be practicable.

                                   Sincerely,

                                   /s/ Michael A. Schechter

                                   Michael A. Schechter
                                   Vice President